Exhibit 99.2

	Annual General Meeting of Shareholders					Annual General Meeting of
	of Medigus Ltd.					Shareholders of Medigus Ltd.
Date:	July 25, 2019					to be held July 25, 2019
	See Voting Instruction On Reverse Side.					For Holders as of June 25, 2019
Please make your marks like this: ☒ Use pen only
			For	Against	Abstain
1.	Election and Re-election to serve as a director of the Company;
	1a.	Prof. Benad Goldwasser	☐	☐	☐
	1b.	Mr. Eliyahu Yoresh	☐	☐	☐
	1c.	Mr. Eli Cohen	☐	☐	☐	● Mark, sign and date your Voting Instruction Form.
	1d.	Mr. Ronen Rosenbloom	☐	☐	☐	● Detach your Voting Instruction Form.
	1e.	Ms. Kineret Tzedef	☐	☐	☐	● Return your Voting Instruction Form in the postage-paid envelope provided.
2.	Approval of amendments to the compensation policy for the Company’s executive officers and directors;		☐ Yes	☐ No	☐
	2a.	Are you a controlling shareholder or have personal interest with respect to Proposal 2? Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 2.	☐ For	☐ Against	Abstain	All votes must be received by 12:00 p.m. EST on July 22, 2019.
3.	Approval of insurance policy for the Company’s executive officers and directors;		☐ Yes	☐ No	☐
	3a.	Are you a controlling shareholder or have personal interest with respect to Proposal 3? Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3.	☐ For	☐ Against	Abstain	PROXY TABULATOR FOR MEDIGUS LTD. P.O. BOX 8016 CARY, NC 27512-9903
4.	Approval of the compensation terms for the chairman of our Board, Prof. Benad Goldwasser as the chairman of our subsidiary, ScoutCam Ltd.;		☐ Yes	☐ No	☐
	4a.	Are you a controlling shareholder or have personal interest with respect to Proposal 4? Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 4.	☐ For	☐ Against	Abstain
5.	Approval of the compensation terms of the Company’s new chief executive officer, Mr. Liron Carmel;		☐ Yes	☐ No	☐
	5a.	Are you a controlling shareholder or have personal interest with respect to Proposal 5? Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 5.	☐ For	☐ Against	Abstain
6.	Approval of amendments to the Articles of Association of the Company;		☐	☐	☐
7.	Approval and ratification of the re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2019, and its service until the annual general meeting of shareholders to be held in 2020;		☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

__________________________ ______________________
Please Sign Here Please Date Above

	__________________________ ______________________					Copyright © 2019 Mediant Communications Inc. All Rights Reserved
Please Sign Here Please Date Above

MEDIGUS LTD.

Instructions to The Bank of New York Mellon, as Depositary

(Must be received prior to 12:00 p.m. EST on July 22, 2019)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Medigus Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on June 25, 2019, at the Annual General Meeting of the Shareholders of Medigus Ltd. to be held on July 25, 2019, or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

1.	Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite the agenda item.
2.	It is understood that, if you do not vote or if your voting instructions are not received before the Deadline, you will be deemed to have given a discretionary proxy to the Company to vote the shares represented by your ADRs pursuant to the terms and conditions of the ADRs and the Deposit Agreement under which they are issued.

(Continued and to be marked, dated and signed, on the other side)